Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
goodwinlaw.com

+1 (212) 813-8800

April 26, 2024

BY EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention:	Jessica Dickerson
Suzanne Hayes

Re:	CERo Therapeutics Holdings, Inc.
Registration Statement on Form S-1
Filed April 10, 2024
File No. 333-278603

Ladies and Gentlemen:

This letter is submitted on behalf of CERo Therapeutics Holdings, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in a letter dated April 22, 2024 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 filed on April 10, 2024 (the “Registration Statement”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which includes changes in response to certain of the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Amendment No. 1. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

PBAX, page 124

1.

Please update your registration statement to also include a management’s discussion and analysis of financial condition and results of operations for Legacy CERo. Refer to Instruction 1 to paragraph (b) of Item 303 of Regulation S-K, which requires the discussion to cover the periods covered by the financial statements included in the filing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided this disclosure beginning on page 130 of Amendment No. 1.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at sdavis@goodwinlaw.com or (212) 813-8804.

Sincerely,

/s/ Stephen Davis
Stephen Davis, Esq.

cc:	Brian Atwood, CERo Therapeutics Holdings, Inc.

Jeffrey A. Letalien, Goodwin Procter LLP